UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42153

TOYO Co., Ltd

5F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On November 13, 2024, TOPTOYO INVESTMENT PTE. LTD. (“TOPTOYO”), a Singapore private company limited by shares and wholly-owned subsidiary of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), entered into a certain long-term agreement (the “Long-Term Agreement”) with Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”). VSUN, an affiliate of the Company, is a specialized photovoltaic modules producer with an established presence and brand recognition in the United States, Europe and Asia.

Pursuant to the Long-Term Agreement, TOPTOYO agrees to use its reasonable best efforts to fulfill purchase orders for solar cells from VSUN. The purchase price for each purchase order placed by VSUN will be the lowest price that TOPTOYO sells products of the same technological specification to any third party within fifteen (15) days prior to such purchase order and with an intended delivery period of ten (10) days. VSUN agrees to make an advanced deposit of $30 million for purchase orders (the “Advanced Deposit”) upon the request of TOPTOYO within six months from October 3, 2024, the effective date of the Long-Term Agreement (the “Deposit Call Period”).

In addition, TOPTOYO agrees that, for a period of twelve (12) months commencing from the second month after the inception date of commercial production at TOPTOYO’s manufacturing base in Ethiopia (the “Ethiopia Manufacturing Base”), TOPTOYO will grant VSUN an option (the “Pre-Lock Up Right”) to purchase no less than 50% of TOPTOYO’s total feasible solar cell production at the Ethiopia Manufacturing Base if VSUN places purchase orders ninety (90) days in advance of scheduled ready-to-ship dates.

TOPTOYO further agrees to send a production availability notice (the “PAN”) to VSUN if TOPTOYO intends to enter into any obligations with other parties that may affect the production allocations with respect to VSUN’s Pre-Lock Up Right. Within fifteen (15) days upon the receipt of a PAN, VSUN has the right to elect to place a purchase order under the Pre-Lock Up Right. If TOPTOYO does not receive a purchase order within fifteen (15) days after VSUN’s receipt of a PAN, both TOPTOYO and VSUN agree that the remaining Pre-Lock Up Right will be reduced to the maximum available capacity at the Ethiopia Manufacturing Base after giving effect to such PAN. VSUN must make the final payment before the delivery of each purchase order and may request TOPTOYO to deduct the payment for each purchase order against the remaining balance of the Advanced Deposit for such amount by no more than 10% of the purchase price of each purchase order from the end of the Deposit Call Period.

The Long-Term Agreement is governed by the applicable laws of Vietnam, and any dispute arising from this Long-Term Agreement will be resolved by arbitration at the Vietnam International Arbitration Centre at the Vietnam Chamber of Commerce and Industry.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Long-Term Agreement, dated November 13, 2024, between TOPTOYO INVESTMENT PTE. LTD. and Vietnam Sunergy Joint Stock Company.

*	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: November 19, 2024

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